SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated February 9, 2005

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated February 9, 2005, reporting the Company's financial results for the fourth quarter and the year ended December 31, 2004.

[DASSAULT SYSTEMES logo]


For immediate release:

                   DASSAULT SYSTEMES EXTENDS MARKET LEADERSHIP
                 AND DELIVERS STRONG 2004 REVENUE AND EPS GROWTH

PARIS, FRANCE, February 9, 2005 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a worldwide leading software developer of 3D and product lifecycle management (PLM) solutions, reported financial results for the fourth quarter and year ended December 31, 2004.

                        Financial and Business Highlights

Fourth Quarter
     o    Fourth quarter in line with DS financial objectives
     o Total revenue (euro)239.9 million, up 5% as reported and up 9% in constant currencies
     o    Operating expenses up 10% from targeted investments in SMB channels and R&D
     o    EPS (euro)0.51 as reported and (euro)0.52 excluding acquisition costs
     o SolidWorks revenue increases 23% (up 33% in U.S. dollars) with new licenses up 26%
Full Year 2004
     o    Full year in line with DS financial objectives
     o Total revenue (euro)796.6 million, up 6% as reported and up 9% in constant currencies
     o Software revenue (euro)670.9 million, up 4% as reported and up 8% in constant currencies
     o Process-centric up 3% as reported and 7% in constant currencies o SolidWorks' revenue up 16% as reported (up 28% in U.S. dollars)
     o PDM revenue reaches (euro)100 million milestone, with revenue up 8% as reported and up 11% in constant currencies
     o    Operating margin 28.8% increasing from 28.2% in 2003 on U.S. GAAP basis
     o    Operating margin excluding acquisition costs on target and stable at
          29.0%
     o    EPS (euro)1.35 (up 14%) on U.S. GAAP basis
     o    EPS up 11% to (euro)1.36 excluding acquisition costs

Bernard Charles, President and Chief Executive Officer, commented, "Dassault Systemes met all its financial objectives for the full year 2004. We extended our market leadership in 2004, delivering strong revenue growth of 16% in U.S. dollars. All geographic regions contributed to the growth, led by excellent results in the Americas. Our successes in both 3D and PLM during 2004 demonstrated the widespread interest in our solutions across a broad range of industries and companies of all sizes.

"Our PDM business reached the (euro)100 million milestone, with another year of solid performance building upon its consistent track record of growth over the prior three years. In digital manufacturing, our DELMIA solutions made good progress with broader adoption by OEMs and their suppliers.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

"SolidWorks produced excellent results, achieving record revenues and record new licenses in 2004. It continues to win over many former 2D users with software solutions delivering significant power, ease of use and quick return on investment. Based upon its revenue performance in 2004, we are pleased that, once again, SolidWorks maintains its market leadership position in the entry 3D market.

"In summary, 2004 was a year of strong performance as well as a period in which we made significant investments for our growth in the years to come. The Company is well-positioned to deliver new, breakthrough technologies in PLM based upon our strategic focus on Research and Development. These investments are enabling our end-to-end PLM software solutions to provide value to our customers in innovation and productivity, and are driving our penetration of key vertical industries and entry into new business lines as we are doing in Automation," Mr. Charles concluded.

                        Fourth Quarter Financial Results
Revenue
Total revenue in the 2004 fourth quarter increased 5% to (euro)239.9 million as reported and increased 9% in constant currencies in comparison to the fourth quarter of 2003 where total revenue was (euro)227.8 million.

Software revenue increased 5% to (euro)206.4 million, and increased 9% in constant currencies in the fourth quarter of 2004, compared to (euro)196.5 million in the year-ago quarter. Service and other revenue of (euro)33.5 million in the 2004 fourth quarter increased 7% and 11% in constant currencies compared to (euro)31.3 million in the year-ago period. New CATIA and SolidWorks seats licensed in the fourth quarter of 2004 increased 12% to 19,726 seats, compared to 17,561 seats in the fourth quarter of 2003.

Process-centric revenue, including PDM (Product Data Management) revenue, totaled (euro)198.6 million in the fourth quarter of 2004, up from (euro)194.1 million in the fourth quarter of 2003. Process-centric revenue increased 2% as reported and 6% in constant currencies compared to the year-ago quarter. In the fourth quarter of 2004, PDM revenues totaled (euro)35.6 million, stable with the year-ago quarter and up 4% in constant currencies. CATIA licenses increased 3% year over year to 10,786.

SolidWorks revenue increased 23% (33% if reported in U.S. dollars) to (euro)41.3 million in the fourth quarter of 2004, up from (euro)33.7 million in the fourth quarter of 2003. SolidWorks seats licensed increased 26% year over year to a record quarterly total of 8,940.

Operating Income and Margin and EPS
Operating income decreased 2% to (euro)88.3 million in the fourth quarter of 2004 (36.8% operating margin), compared to (euro)89.8 million in the year-ago period (39.4% operating margin). Operating income excluding acquisition costs decreased 3% to (euro)88.4 million in the fourth quarter of 2004, compared to
(euro)90.8 million in the year-ago quarter. As anticipated the operating margin excluding acquisition costs decreased year over year, reflecting investments in expanding the Company's marketing and sales activities with small and medium-sized businesses in both PLM and the entry 3D market and investments in R&D. Specifically, the operating margin excluding acquisition costs decreased to 36.8% in the fourth quarter of 2004, compared to the year-ago period where the operating margin was 39.9% excluding acquisition costs.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Earnings per share increased 2% to (euro)0.51 per diluted share in the fourth quarter of 2004, compared to (euro)0.50 per diluted share in the fourth quarter of 2003. Earnings per share excluding acquisition costs increased 2% to
(euro)0.52 per diluted share in the fourth quarter of 2004, compared to
(euro)0.51 per diluted share in the year-ago quarter.


                           Full Year Financial Results
Revenue
Total revenue increased 6% as reported and 9% in constant currencies to
(euro)796.6 million in 2004 reflecting year-over-year growth in both software and services. Software revenue increased 4% as reported and 8% in constant currencies to (euro)670.9 million, while service and other revenue rose 15% and 19% in constant currencies to (euro)125.7 million in 2004. Services gross margin improved 1.7 percentage points to 19.6% in 2004, up from 17.9% in 2003. Software revenue represented 84% of total revenue with service and other revenue accounting for 16% of total revenue in 2004. Recurring licenses revenue continued to represent a large component of total software revenue, with recurring licenses revenue accounting for 51% of total software revenue in 2004. Total CATIA and SolidWorks seats licensed in 2004 were 62,577, representing an increase of 9% over 2003 where seats licensed totaled 57,524.

Process-centric revenue, including PDM (Product Data Management) revenue, totaled (euro)650.7 million, and increased 3% as reported and 7% in constant currencies in comparison to 2003 where process-centric revenue totaled
(euro)629.1 million. PDM revenue increased 8% as reported and 11% in constant currencies, reaching (euro)101.7 million. CATIA licenses increased 2% to 32,695, compared to 32,163 in 2003.

SolidWorks revenue grew 16% year over year to (euro)145.9 million and increased 28% in US dollars, the reporting currency of its peer group. SolidWorks seats licensed increased 18% to a record 29,882 seats in 2004 on strong demand in all major geographic markets.

In 2004 all three geographic regions posted improvement in revenues over 2003, with the Americas recording the largest year-over-year increase. Europe grew 5% and represented 47% of total revenues. The Americas grew 7% as reported and increased 18% in constant currencies. Asia grew 5% as reported and 8% in constant currencies. The Americas and Asia regions represented 29% and 24% of total revenue, respectively.

Operating Income and Margin, EPS and Financial Position
Thibault de Tersant, Executive Vice President and CFO of Dassault Systemes, commented, "We were pleased with the financial performance of the Company in 2004, with strong revenue and earnings growth. We raised our revenue objectives twice during the year, primarily reflecting higher demand for our software solutions. Our operating margin was stable at 29.0% excluding acquisition costs, notwithstanding reinvesting in our businesses by growing our R&D resources, strengthening and expanding our distribution channels and undertaking new initiatives, while also absorbing negative currency fluctuations."

Operating income increased 8% to (euro)229.8 million (28.8% operating margin) in 2004, compared to (euro)212.7 million (28.2% operating margin) in 2003. Operating income excluding acquisition costs increased 6% to (euro)231.2 million in 2004, up from (euro)218.6 million in 2003. The operating margin excluding acquisition costs was stable at 29.0% in 2004. During 2004, the Company increased R&D resources, with headcount increasing 7% to 2,171 at year-end. Marketing and
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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com sales expenses increased primarily reflecting additional resources focused on the small and medium-sized businesses market.

Earnings per diluted share were (euro)1.35 in 2004, an increase of 14% in comparison to 2003. Earnings per diluted share excluding acquisition costs increased 11% to (euro)1.36 per share, compared to (euro)1.22 per share in 2003.

Dassault Systemes financial position remained strong, with cash and short-term investments totaling (euro)552.8 million at December 31, 2004. Net cash provided by operations was (euro)209 million for 2004. During the year, the Company paid cash dividends aggregating (euro)38 million.

For financial reporting, the Company prepares its consolidated financial statements pursuant to U.S. GAAP. It also prepares its financials statements according to French GAAP, as required under French regulations. In addition to U.S. GAAP which remains the primary accounting standard for financial reporting, effective January 1, 2005, the Company will prepare consolidated financial statements under International Financial Reporting Standards (IFRS) as required for all listed European Union companies, replacing French GAAP.

                      Strategy, Technology and Partnerships

During the fourth quarter Dassault Systemes and Microsoft Corp. announced a multiyear, global strategic alliance to deliver Dassault Systemes product lifecycle management (V5 PLM) and 3D design solutions to companies of all sizes taking advantage of the Microsoft(R) software platform. By capitalizing on the Microsoft platform, the companies intend to deliver greater customer value through solutions that are easy to use, deploy and maintain with reduced ownership and integration costs. This alliance enables a far broader set of customers to realize the benefits of 3D collaboration and PLM. Microsoft and Dassault Systemes have also agreed to explore opportunities to work together to encourage broad market adoption of XML for 3D applications across the design and graphics industry.

Dassault Systemes and CAXA, the leading domestic PLM vendor in China, entered into a strategic alliance during the fourth quarter to create and sell design packages developed in China based on Dassault Systemes V5 PLM technology. These solutions will be developed in a joint R&D center operated by CAXA in Beijing combining CAXA's R&D expertise and technology with Dassault Systemes 3D PLM solutions and V5 technology components. Through the strategic alliance, CAXA will develop and market in China CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from Dassault Systemes.

Delmia Corp. and OMRON Corp., a leading manufacturer of control equipment for factory automation, entered into a strategic partnership in November through which OMRON will distribute DELMIA Automation as its new collaborative programming desktop for control engineers. OMRON becomes a DELMIA business partner and will integrate DELMIA Automation into its new generation of Control and Network Solutions using Dassault Systemes' Component Application Architecture Version 5 (CAA V5).

In early January 2005, Dassault Systemes completed the previously announced acquisition of RAND Worldwide's subsidiaries in the United Kingdom, Sweden, Germany and Switzerland, plus the subsidiary Rand Technologies C.I.S., Inc., which serves Russia and also increased its ownership of RAND North America, Inc. to 70% from 60%.
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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Business Outlook
Thibault de Tersant stated, "Looking to the full year 2005, we believe the Company is positioned to accelerate revenue growth in constant currencies in comparison to 2004. We are, therefore, reconfirming our revenue growth objective of approximately 11% to 12% in constant currencies. We are adjusting our reported revenue objective to approximately (euro)865-875 million for 2005, simply reflecting a weaker U.S. dollar to Euro exchange rate of $1.30 per
(euro)1.00, from $1.25. Our EPS objective for 2005 is about (euro)1.45-1.47 per share excluding acquisition costs and stock-based compensation expense and this objective is based upon the same exchange rate assumptions as for reported revenue. For the first quarter of 2005, our objective is to grow revenues year over year about 9-12% in constant currencies, translating to a reported revenue objective of about (euro)190-195 million with the same exchange rate assumption. Our EPS objective for the first quarter is about (euro)0.25-0.26 per share excluding acquisition costs and stock-based compensation expense.

"We have elected to proceed with an early adoption of SFAS 123(R), Share-Based Payments, as of January 1, 2005. We estimate that stock-based compensation expense in 2005 would have less than a 1 percentage point impact on operating margin. While the actual number of stock options and their cost may vary, we believe this is a conservative assumption to take at this point in time.

"Reflecting our 2005 revenue objective, investment plans and key currency exchange rate assumptions, the Company has set a 2005 operating margin objective of about 29% excluding acquisition costs and stock-based compensation expense, unchanged from our preliminary views and stable with 2004."

Endnotes:

     1. All comparative figures are given on a year-over-year basis unless specified otherwise.
     2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition- related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and non-U.S. GAAP figures.
     3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare the Company's results with other companies, including competitors, whose reporting currency may be different from Dassault Systemes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

Conference call information
The Company will host a teleconference call today, Wednesday, February 9, 2005 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the
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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com teleconference http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2005 revenue growth in constant currencies, 2005 reported revenue range, 2005 operating margin objective excluding acquisition costs and SFAS 123R, 2005 EPS objective, first quarter 2005 revenue growth objective in constant currencies, first quarter 2005 reported revenue range and first quarter EPS objective are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) reduced corporate spending on IT infrastructure as a result of changing economic or business conditions that could negatively affect market demand for our products and services, (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM, (iv) new product developments and technological changes, and (v) errors or defects in our products. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2003, which was filed with the SEC on June 30, 2004, could materially affect the Company's financial position or results of operations.


About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (Spatial - ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                               (Tables to follow)


CONTACT:
--------

Dassault Systemes:                                Financial Dynamics:
Geraldine Nithart-Riva                            Harriet Keen
33.1.40.99.69.24                                  44.20.7831.3113
                                                  Emma Rutherford
                                                  Jean-Benoit Roquette
                                                  Nelly Dimey /Elisa Kitson
                                                  33.1.47.03.68.10

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES

4th QUARTER
-----------

in millions of Euro, except per share data, headcount and exchange rates.

                                          4Q04           4Q03       Variation
                                    --------------------------------------------
Process-Centric excluding PDM            163.0          158.5           3%
PDM                                       35.6           35.6           0%
Design-Centric                            41.3           33.7          23%

Revenue                                  239.9          227.8           5%

        Americas                          68.6           62.8           9%
        Europe                           119.6          114.9           4%
        Asia                              51.7           50.1           3%

Operating Income (1)                      88.4           90.8          (3%)

Operating Margin (1)                      36.8%          39.9%

Net Income (1)                            60.2           58.7           3%

EPS (1)                                    0.52           0.51          2%

Closing Headcount                        4,456          4,088           9%

Average Rate USD per Euros                1.30           1.19           9%
Average Rate JPY per Euros               137.1          129.7           6%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables


FULL YEAR
---------

in millions of Euro, except per share data and exchange rates.

                                          2004           2003        Variation
                                    --------------------------------------------
Process-Centric excluding PDM            549.0          534.5           3%
PDM                                      101.7           94.6           8%
Design-Centric                           145.9          125.7          16%

Revenue                                  796.6          754.8           6%

           Americas                      230.9          215.3           7%
           Europe                        371.0          353.9           5%
           Asia                          194.7          185.6           5%

Operating Income (1)                     231.2          218.6           6%

Operating Margin (1)                     29.0%          29.0%

Net Income (1)                           157.6          140.4          12%

EPS (1)                                   1.36           1.22          11%

Average Rate USD per Euros                1.24           1.13          10%
Average Rate JPY per Euros               134.4          131.0           3%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
          CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP
                  (in millions of Euro, except per share data)

                                               Three Months Ended           Twelve Months Ended
                                          December 31,    December 31,   December 31,   December 31,
                                              2004            2003           2004           2003

   New licenses revenue                          109.8          110.7          312.1          307.1
   Recurring licenses and product                 96.6           85.8          358.8          338.5
   development revenue
                                          -------------  -------------  -------------  -------------
Software revenue                                 206.4          196.5          670.9          645.6

Service and other revenue                         33.5           31.3          125.7          109.2
                                          -------------  -------------  -------------  -------------
           Total Revenue                  (euro) 239.9   (euro) 227.8   (euro) 796.6   (euro) 754.8


Software                                           6.7            5.2           21.7           21.7
Service and other                                 25.1           23.8          101.0           89.7
                                          -------------  -------------  -------------  -------------
         Total Cost of Revenue            (euro)  31.8   (euro)  29.0   (euro) 122.7   (euro) 111.4

           Gross Profit                   (euro) 208.1   (euro) 198.8   (euro) 673.9   (euro) 643.4

Research and Development                          59.3           55.8          221.9          215.6
Marketing and Sales                               47.9           41.3          173.7          162.4
General Administration                            12.5           10.9           47.1           46.8
Acquisition Costs                                  0.1            1.0            1.4            5.9
                                          -------------  -------------  -------------  -------------
Total Research, Selling, Administration   (euro) 119.8   (euro) 109.0   (euro) 444.1   (euro) 430.7
and Acquisition expenses
                                          =============  =============  =============  =============
           Operating Income (1)           (euro)  88.3   (euro)  89.8   (euro) 229.8   (euro) 212.7

Financial revenue and Other                        0.6           (3.0)           7.5           (0.4)
                                          -------------  -------------  -------------  -------------
Income before income taxes                        88.9           86.8          237.3          212.3

Income tax expense                               (28.8)         (29.0)         (80.9)         (76.9)
                                          -------------  -------------  -------------  -------------
           Net Income (1)                 (euro)  60.1   (euro)  57.8   (euro) 156.4   (euro) 135.4
                                          =============  =============  =============  =============
Basic net income per share                (euro)  0.53  (euro)   0.51  (euro)   1.38  (euro)   1.20
                                          =============  =============  =============  =============
   Diluted net income per share (1)       (euro)  0.51  (euro)   0.50  (euro)   1.35  (euro)   1.18
                                          =============  =============  =============  =============
Basic weighted average shares                    113.4          113.0          113.2          113.0
outstanding (in millions)
                                          =============  =============  =============  =============
Diluted weighted average shares                  116.8          116.0          116.2          114.7
outstanding (in millions)

      (1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                          (euro)  88.4   (euro)  90.8   (euro) 231.2   (euro) 218.6
                                          =============  =============  =============  =============
Net Income                                (euro)  60.2   (euro)  58.7   (euro) 157.6   (euro) 140.4
                                          =============  =============  =============  =============
Diluted net income per share              (euro)  0.52   (euro)  0.51   (euro)  1.36   (euro)  1.22
                                          =============  =============  =============  =============

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following table sets forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months and year ended December 31, 2004. In particular, the table presents operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and the comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.




--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                               Three Months Ended

                                            December 31,   December 31,
                                               2004            2003        Variation
                                           -------------  -------------   -----------
   New licenses revenue                           109.8          110.7       (0.8%)
   Recurring licenses and product
   development revenue                             96.6           85.8       12.6%
                                           -------------  -------------
Software revenue                                  206.4          196.5        5.0%

Service and other revenue                          33.5           31.3        7.0%
                                           -------------  -------------
           Total Revenue                   (euro) 239.9   (euro) 227.8        5.3%

Software                                            6.7            5.2       28.8%
Service and other                                  25.1           23.8        5.5%
                                           -------------  -------------
       Total Cost of Revenue               (euro)  31.8   (euro)  29.0        9.7%

           Gross Profit                    (euro) 208.1   (euro) 198.8        4.7%

Research and Development                           59.3           55.8        6.3%
Marketing and Sales                                47.9           41.3       16.0%
General Administration                             12.5           10.9       14.7%
                                           -------------  -------------
Total Research, Selling, Administration    (euro) 119.7   (euro) 108.0       10.8%
                                           =============  =============

           Operating Income                (euro)  88.4   (euro)  90.8       (2.6%)

Financial revenue and Other                         0.6           (3.0)
                                           -------------  -------------
Income before income taxes                         89.0           87.8        1.4%
Income tax expense                                (28.8)         (29.1)
                                           -------------  -------------

           Net Income                      (euro)  60.2   (euro)  58.7        2.6%
                                           =============  =============

Diluted net income per share               (euro)  0.52   (euro)  0.51        2.0%
                                           =============  =============
Diluted weighted average shares
outstanding (in millions)                         116.8          116.0


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)



                               Three Months Ended


                                                 December 31, 2004                             December 31, 2003
                                    ------------------------------------------    ------------------------------------------

                                                                  Excluding                                     Excluding
                                       Reported    Acquisition   Acquisition         Reported    Acquisition   Acquisition
                                        Amount        Costs         Costs             Amount        Costs         Costs
                                    ------------------------------------------    ------------------------------------------
   New licenses revenue                    109.8                      109.8              110.7                      110.7
   Recurring licenses and product
   development revenue                      96.6                       96.6               85.8                       85.8
                                    -------------              --------------     -------------              --------------
Software revenue                           206.4                      206.4              196.5                      196.5

Service and other revenue                   33.5                       33.5               31.3                       31.3
                                    -------------              --------------     -------------              --------------
           Total Revenue            (euro) 239.9               (euro) 239.9       (euro) 227.8               (euro) 227.8


Software                                     6.7                        6.7                5.2                        5.2
Service and other                           25.1                       25.1               23.8                       23.8
                                    -------------              --------------     -------------              --------------
       Total Cost of Revenue        (euro)  31.8               (euro)  31.8       (euro)  29.0               (euro)  29.0

           Gross Profit             (euro) 208.1               (euro) 208.1       (euro) 198.8               (euro) 198.8

Research and Development                    59.3                       59.3               55.8                       55.8
Marketing and Sales                         47.9                       47.9               41.3                       41.3
General Administration                      12.5                       12.5               10.9                       10.9
Acquisition Costs                            0.1       (0.1)             -                 1.0       (1.0)             -
                                    -------------              --------------     -------------              --------------
Total Research, Selling,            (euro) 119.8               (euro) 119.7       (euro) 109.0               (euro) 108.0
Administration
                                    =============              ==============     =============              ==============

           Operating Income         (euro)  88.3               (euro)  88.4       (euro)  89.8               (euro)  90.8

Financial revenue and Other                  0.6                        0.6              (3.0)                      (3.0)
                                    -------------              --------------     -------------              --------------
Income before income taxes                  88.9                       89.0               86.8                       87.8

Income tax expense                         (28.8)        -            (28.8)             (29.0)      (0.1)          (29.1)
                                    -------------              --------------     -------------              --------------
           Net Income               (euro)  60.1               (euro)  60.2       (euro)  57.8               (euro)  58.7
                                    =============              ==============     =============              ==============
Diluted net income per share        (euro)  0.51               (euro)  0.52       (euro)  0.50               (euro)  0.51
                                    =============              ==============     =============              ==============
Diluted weighted average shares            116.8                      116.8              116.0                      116.0
outstanding (in millions)


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                               Twelve Months Ended

                                          December 31,    December 31,
                                              2004            2003          Variation
                                         -------------   -------------     -----------
   New licenses revenue                         312.1           307.1          1.6%
   Recurring licenses and product
   development revenue                          358.8           338.5          6.0%
                                         -------------   -------------
Software revenue                                670.9           645.6          3.9%

Service and other revenue                       125.7           109.2         15.1%
                                         -------------   -------------
           Total Revenue                 (euro) 796.6    (euro) 754.8          5.5%


Software                                         21.7            21.7          0.0%
Service and other                               101.0            89.7         12.6%
                                         -------------   -------------
       Total Cost of Revenue             (euro) 122.7    (euro) 111.4         10.1%

           Gross Profit                  (euro) 673.9    (euro) 643.4          4.7%

Research and Development                        221.9           215.6          2.9%
Marketing and Sales                             173.7           162.4          7.0%
General Administration                           47.1            46.8          0.6%
                                         -------------   -------------
Total Research, Selling, Administration  (euro) 442.7    (euro) 424.8          4.2%
                                         =============   =============

           Operating Income              (euro) 231.2    (euro) 218.6          5.8%

Financial revenue and Other                       7.5            (0.4)
                                         -------------   -------------
Income before income taxes                      238.7           218.2          9.4%

Income tax expense                              (81.1)          (77.8)
                                         -------------   -------------
           Net Income                    (euro) 157.6    (euro) 140.4         12.3%
                                         =============   =============
Diluted net income per share             (euro)  1.36    (euro)  1.22         11.5%
                                         =============   =============
Diluted weighted average shares                 116.2           114.7
outstanding (in millions)


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)



                               Twelve Months Ended



                                                 December 31, 2004                             December 31, 2003
                                    ------------------------------------------    ------------------------------------------

                                                                  Excluding                                     Excluding
                                       Reported    Acquisition   Acquisition         Reported    Acquisition   Acquisition
                                        Amount        Costs         Costs             Amount        Costs         Costs
                                    ------------------------------------------    ------------------------------------------
   New licenses revenue                    312.1                      312.1              307.1                      307.1
   Recurring licenses and product
   development revenue                     358.8                      358.8              338.5                      338.5
Software revenue                           670.9                      670.9              645.6                      645.6

Service and other revenue                  125.7                      125.7              109.2                      109.2
                                    -------------              --------------     -------------              --------------
           Total Revenue            (euro) 796.6               (euro) 796.6       (euro) 754.8               (euro) 754.8


Software                                    21.7                       21.7               21.7                       21.7
Service and other                          101.0                      101.0               89.7                       89.7
                                    -------------              --------------     -------------              --------------
       Total Cost of Revenue        (euro) 122.7               (euro) 122.7       (euro) 111.4               (euro)  111.4

           Gross Profit             (euro) 673.9               (euro) 673.9       (euro) 643.4               (euro)  643.4

Research and Development                   221.9                      221.9              215.6                      215.6
Marketing and Sales                        173.7                      173.7              162.4                      162.4
General Administration                      47.1                       47.1               46.8                       46.8
Acquisition Costs                            1.4       (1.4)              -                5.9       (5.9)             -
                                    -------------              --------------     -------------              --------------
Total Research, Selling,            (euro) 444.1               (euro) 442.7       (euro) 430.7               (euro) 424.8
Administration
                                    =============              ==============     =============              ==============

           Operating Income         (euro) 229.8               (euro) 231.2       (euro) 212.7               (euro) 218.6

Financial revenue and Other                  7.5                        7.5               (0.4)                      (0.4)
                                    -------------              --------------     -------------              --------------
Income before income taxes                 237.3                      238.7              212.3                      218.2

Income tax expense                         (80.9)      (0.2)          (81.1)             (76.9)      (0.9)          (77.8)
                                    -------------              --------------     -------------              --------------
           Net Income               (euro) 156.4               (euro) 157.6       (euro) 135.4               (euro) 140.4
                                    =============              ==============     =============              ==============
Diluted net income per share        (euro)  1.35               (euro)  1.36       (euro)  1.18               (euro)  1.22
                                    =============              ==============     =============              ==============
Diluted weighted average shares            116.2                      116.2              114.7                      114.7
outstanding (in millions)


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)



                                                 December 31, 2004        December 31, 2003
                                               ---------------------    ---------------------
ASSETS

Cash and short-term investments                            552.8                    439.7

Accounts receivable, net                                   237.8                    227.6

Other assets                                               308.6                    297.2
                                               ---------------------    ---------------------
Total assets                                      (euro) 1,099.2           (euro)   964.5


LIABILITIES
AND SHAREHOLDERS' EQUITY

Total liabilities                                          340.0                    306.8

Shareholders' equity                                       759.2                    657.7
                                               ---------------------    ---------------------
Total liabilities and shareholders' equity        (euro) 1,099.2           (euro)   964.5




--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
              CONDENSED CASH FLOW STATEMENT PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP


                              (in millions of Euro)

                                                 Three Months ended                             Twelve Months ended
                                    December 31,   December 31,                   December 31,   December 31,
                                        2004           2003        Variation          2004           2003        Variation
                                   ------------------------------------------    ------------------------------------------
Net Profit                              60.1           57.8           2.3            156.4          135.4           21.0
Working capital and other non
cash P&L items                        (21.9)         (30.8)           8.9             52.5           42.0           10.5
                                   --------------------------                    --------------------------

Net Cash provided by (used in)
operating                               38.2           27.0          11.2            208.9          177.4           31.5


Acquisition and sale of assets         (6.5)          (2.3)         (4.2)           (23.7)         (19.2)          (4.5)
ST investments                           2.1         (22.4)          24.5              7.6          (5.9)           13.5
Acquisition net of cash                (1.3)          (1.5)           0.2            (4.1)          (6.1)            2.0
Loans                                  (1.1)          (5.9)           4.8            (5.8)         (14.0)            8.2
                                   --------------------------                    --------------------------

Net Cash provided by (used in)
investing                              (6.8)         (32.1)          25.3           (26.0)         (45.2)           19.2

Share repurchase and proceeds
from stocks options exercise, net      (3.7)            4.1         (7.8)            (5.1)         (25.0)           19.9
Dividend                                 0.0            0.0           0.0           (38.4)         (37.2)          (1.2)
Others                                 (1.9)          (0.2)         (1.7)            (1.9)          (0.2)          (1.7)
                                   --------------------------                    --------------------------

Net Cash provided by (used in)
financing                              (5.6)            3.9         (9.5)           (45.4)         (62.4)           17.0

Effect of exchange rate changes
on cash                               (20.8)          (8.3)        (12.5)           (16.0)         (22.2)            6.2
                                   ==========================                    ==========================

Increase (Decrease) in cash &
cash equivalents                         5.0          (9.5)          14.5            121.5           47.6           73.9



Cash at beginning of period            536.1          429.1                          419.6          372.0

Cash at end of period                  541.1          419.6                          541.1          419.6


--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE,
Tel : + 33 1 40 99 40 99 - Fax : +33 1 42 04 45 81 - http://www.3ds.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DASSAULT SYSTEMES S.A.


         Date: February 9, 2005              By:    /s/ Thibault de Tersant
                                                    -----------------------
                                             Name:  Thibault de Tersant
                                             Title: Executive Vice President,
                                                    Finance and Administration